UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

THE KEYW HOLDING CORPORATION
(Name of Subject Company)
ATOM ACQUISITION SUB, INC.
(Offeror)
JACOBS ENGINEERING GROUP INC.
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
493723100
(CUSIP Number of Class of Securities)

Kevin C. Berryman
Chief Financial Officer
Jacobs Engineering Group Inc.
1999 Bryan Street, Suite 1200
Dallas, Texas 75201
(214) 583 - 8500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:
Christopher Ewan
Amber Meek
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$603,678,825.50	$73,165.88

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 50,201,126 shares of common stock, par value $0.001 per share (the “Shares”), of The KeyW Holding Corporation, a Maryland corporation (“KeyW”), outstanding multiplied by the offer price of $11.25 per Share, (ii) 298,850 Shares issuable pursuant to outstanding KeyW stock options with an exercise price less than the offer price of $11.25 per Share, multiplied by $3.88, which is the offer price of $11.25 per Share minus the weighted average exercise price for such options of $7.37 per Share and (iii) 3,356,144 Shares issuable pursuant to outstanding unvested restricted stock units, long-term incentive shares and performance share units, which is an estimate of the maximum number of restricted stock units expected to vest after May 13, 2019 and prior to the consummation of the offer, multiplied by the offer price of $11.25 per Share. The calculation of the filing fee is based on information provided by KeyW as of May 9, 2019.
**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction valuation by 0.0001212.

☒      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$73,165.88	Filing Party:	Jacobs Engineering Group Inc.
			Atom Acquisition Sub, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	May 13, 2019

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Jacobs Engineering Group Inc., a Delaware corporation (“Parent”), and Atom Acquisition Sub, Inc., a Maryland corporation (“Merger Sub”) and a wholly-owned indirect subsidiary of Parent, with the Securities and Exchange Commission on May 13, 2019 (together with any subsequent amendments and supplements thereto, the “Schedule TO”).  The Schedule TO relates to the tender offer by Merger Sub for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of The KeyW Holding Corporation, a Maryland corporation (“KeyW”), at a price of $11.25 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated May 13, 2019 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment. This Amendment is being filed to reflect certain updates as reflected below.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1 through 9; Item 11.

Regulation M-A Items 1001–1009; Regulation M-A Item 1011

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“The Offer and all withdrawal rights thereunder expired at one minute after 11:59 p.m., New York City time, on June 11, 2019. The Depositary for the Offer has advised Jacobs and Merger Sub that, as of the expiration of the Offer, an aggregate of 39,928,947 Shares (excluding 2,378,461 Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 80.1% of the Shares then outstanding. All conditions to the Offer having been satisfied, Merger Sub accepted for payment all Shares that were validly tendered and not properly withdrawn pursuant to the Offer, and payment of the Offer Price for such Shares will be promptly made by the Depositary.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, and all other conditions to the Offer were satisfied. Immediately after the expiration of the Offer, Merger Sub irrevocably accepted for purchase and payment, and will as soon as reasonably practicable pay for all Shares tendered and not validly withdrawn in the Offer.

As a result of its acceptance of Shares tendered in the Offer, Merger Sub now owns a sufficient number of Shares to complete the Merger pursuant to the Merger Agreement without a meeting of KeyW’s stockholders in accordance with Section 3-106.1 of the MGCL. At the Effective Time, each Share issued and outstanding immediately before the Effective Time will be automatically canceled and converted into the right to receive $11.25 per Share in cash, without interest thereon and less any applicable withholding taxes.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on NASDAQ. Jacobs and Merger Sub intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of KeyW’s reporting obligations under the Exchange Act as promptly as practicable.

On June 12, 2019, Jacobs issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached here as Exhibit (a)(5)(D) hereto, and is incorporated herein by reference.”

Item 12. Exhibits.

Regulation M-A Item 1016

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(D)	Press Release of Jacobs Engineering Group Inc., dated June 12, 2019.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 12, 2019	JACOBS ENGINEERING GROUP INC.

/s/ Kevin C. Berryman
Kevin C. Berryman
Chief Financial Officer

ATOM ACQUISITION SUB, INC.

/s/ Michael Bante
Michael Bante Assistant Secretary

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 13, 2019.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on May 13, 2019.*

(a)(1)(G)
Investor Presentation, dated April 22, 2019 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Jacobs Engineering Group Inc. with the Securities and Exchange Commission on April 22, 2019).*

(a)(1)(H)
Employee Letter, dated April 21, 2019 (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO filed by Jacobs Engineering Group Inc. with the Securities and Exchange Commission on April 22, 2019).*

(a)(1)(I)
Webcast Transcript, dated April 22, 2019 (incorporated by reference to Exhibit 99.3 to the Tender Offer Statement on Schedule TO filed by Jacobs Engineering Group Inc. with the Securities and Exchange Commission on April 22, 2019).*

(a)(1)(J)
Memorandum to the employees of Jacobs Engineering Group Inc. from Terry Hagen, Chief Operating Officer and President of Aerospace, Technology and Nuclear (ATN), dated May 1, 2019 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Jacobs Engineering Group Inc. with the Securities and Exchange Commission on May 2, 2019).*

(a)(1)(K)
Letter to the employees of The KeyW Holding Corporation from Steve Demetriou, Chair and Chief Executive Officer of Jacobs Engineering Group Inc., dated May 2, 2019 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Jacobs Engineering Group Inc. with the Securities and Exchange Commission on May 2, 2019).*

(a)(5)(A)
Press Release of Jacobs Engineering Group Inc., dated April 22, 2019 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Jacobs Engineering Group Inc. with the Securities and Exchange Commission on April 22, 2019).*

(a)(5)(B)	Press Release of Jacobs Engineering Group Inc., dated May 13, 2019.*

(a)(5)(C)	Notice of Merger issued by Atom Acquisition Sub, Inc., dated May 13, 2019.*

(a)(5)(D)	Press Release of Jacobs Engineering Group Inc., dated June 12, 2019.

(b)(1)
Second Amended and Restated Credit Agreement, dated March 27, 2019, by and among Jacobs Engineering Group Inc., certain of its subsidiaries party thereto, the lenders party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K on March 28, 2019).*

(d)(1)
Agreement and Plan of Merger, dated as of April 21, 2019, by and among The KeyW Holding Corporation, Jacobs Engineering Group Inc., and Atom Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Jacobs Engineering Group Inc. with the Securities and Exchange Commission on April 22, 2019).*

(d)(2)	Non-Disclosure Agreement, dated February 14, 2019, between The KeyW Holding Corporation and Jacobs Engineering Group Inc.*

*          Previously filed.